UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________________

SCHEDULE 14D-9
_______________________

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)
Epolin, Inc.
(Name of Subject Company)

Epolin, Inc.
(Name of Person Filing Statement)

Common Stock, no par value
(Title of Class of Securities)

294276100
(CUSIP Number of Class of Securities)

James Ivchenko
President
Epolin, Inc.
358-364 Adams Street
Newark, New Jersey 07105
(973) 465-9495
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With Copy To:

David M. Kaye, Esq.
Kaye Cooper Fiore Kay & Rosenberg, LLP
30A Vreeland Road, Suite 230
Florham Park, New Jersey 07932
(973) 443-0600
(973) 443-0609 (fax)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTORY STATEMENT

This Amendment No. 1 to the Schedule 14D-9 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Epolin, Inc., a New Jersey corporation (“Epolin” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on May 11, 2012. This Schedule relates to the tender offer by Polymathes Acquisition I Inc., a New Jersey corporation (the “Purchaser”) and a wholly-owned subsidiary of Polymathes Holdings I LLC, a New Jersey limited liability company (“Parent”), to purchase for cash all of the outstanding Shares at a purchase price of $0.22 per share (the “Offer Price”), net to the seller in cash, without interest thereon and less any required withholding taxes.

Except as otherwise set forth in this Amendment, the information set forth in the Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

ITEM 4.   THE SOLICITATION OR RECOMMENDATION.

The subsection “Reasons for the Recommendation” of Item 4 is hereby amended and supplemented by replacing the sixth bullet point after the first paragraph with the following:

●
“the provisions in the Merger Agreement that provide for the ability of the Board (subject to related terms and conditions) to respond to an unsolicited acquisition proposal that the Board determines in good faith (after discussions with its outside counsel (Kaye Cooper Fiore Kay & Rosenberg, LLP) and financial advisor (Millburn Capital)), is, or could reasonably be expected to result in, a superior proposal, and determines in good faith (after discussions with its outside legal counsel) that the failure to take actions with respect to the proposal would be inconsistent with its fiduciary duties;”

The subsection “Reasons for the Recommendation” of Item 4 is hereby amended and supplemented by replacing the first bullet point under the negative factors with the following:

●
“the risk that Parent may terminate the Merger Agreement and not complete the Offer in certain circumstances, including if there is a material adverse change in the business of Epolin, as defined by the Merger Agreement, or if the minimum Adjusted Cash (as defined in the Merger Agreement) of Epolin is less than $550,000 and/or the minimum Adjusted Net Working Capital (as defined in the Merger Agreement) of Epolin is less than $1,325,000;”

The subsection “Reasons for the Recommendation” of Item 4 is hereby amended and supplemented by replacing the sixth bullet point under the negative factors with the following:

●
“the restrictions contained in the Merger Agreement limiting the operation of Epolin’s business during the period between the signing of the Merger Agreement and the completion of the Offer (see description of restrictions below);”

The subsection “Reasons for the Recommendation” of Item 4 is hereby amended and supplemented by inserting the following paragraph after the bullet points for the negative factors:

“With regard to the restrictions contained in the Merger Agreement limiting the operation of Epolin’s business during the period between the signing of the Merger Agreement and the completion of the Offer, Epolin has agreed to:

(a)	Not amend its certificate of incorporation or bylaws;

(b)
Not issue, deliver, sell, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, sale, disposition or pledge or other encumbrance of (i) any shares of capital stock of any class or any other ownership interest of Epolin or its subsidiary, or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for any shares of capital stock or any other ownership interest of Epolin or its subsidiary or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any shares of capital stock or any other ownership interest of Epolin or its subsidiary or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of capital stock or any other ownership interest of Epolin or its subsidiary, or (ii) any other securities of Epolin or its subsidiary in respect of, in lieu of, or in substitution for, Shares outstanding on the date of the Merger Agreement, except for the exercise of the Top-Up Option;

(c)
Not redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any outstanding Shares, other (x) from holders of Company Options in full or partial payment of the exercise price, (y) in connection with the withholding of taxes payable by any holder of Company Options, Company Restricted Stock or Company RSUs upon the exercise, settlement or vesting thereof, in each case to the extent required or permitted under the terms of such equity awards or any applicable Company Stock Plan;

(d)
Not split, combine, subdivide or reclassify any Shares or declare, set aside for payment or pay any dividend or other distribution in respect of any Shares or otherwise make any payments to stockholders in their capacity as such; provided that this prohibition does not apply to dividends or distributions declared, set aside for payment or paid by subsidiary of Epolin;

(e)
Not adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Epolin or its subsidiary, other than Offer, the Merger or the transactions contemplated by the Merger Agreement;

(f)
Not acquire, sell, lease, dispose of, pledge or encumber any assets, other than (i) acquisitions in existing or related lines of business of Epolin or its subsidiary as to which the aggregate consideration for all such acquisitions does not exceed $25,000, (ii) sales, lease, dispositions, pledges or encumbrances of assets with an aggregate fair market value of less than $25,000, or (iii) sales or transfers of inventory in the ordinary course of business;

(g)
(i) other than in the ordinary course of business consistent with past practice, not incur any indebtedness for borrowed money in addition to that incurred as of the date of the Merger Agreement or guarantee any such indebtedness or make any loans, advances or capital contributions to, or investments in, any other person or entity, other than  to Epolin or any wholly owned subsidiary of Epolin, or (ii) not pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of (1) in the ordinary course of business and consistent with past practice, liabilities reflected or reserved against in Epolin’s consolidated balance sheet as of November 30, 2011 or (2) liabilities incurred in the ordinary course of business since November 30, 2011.

(h)
Not change the compensation payable to any officer, director, employee, agent or consultant, or enter into any employment, severance, retention or other agreement or arrangement with any officer, director, employee, agent or consultant of Epolin or its subsidiary, or adopt, or increase the benefits (including fringe benefits) under, any employee benefit plan or otherwise, except (A), in each case, as required by law or in accordance with existing agreements provided to Parent and disclosed in the Disclosure Schedule to the Merger Agreement and (B), in the case compensation for employees, agents or consultants who are not officers or directors, in the ordinary course of business consistent with past practices unless the total compensation payable to such employee, agent or consultant (including base, bonus opportunity at target, equity, sign-on bonus and relocation) equals or exceeds $25,000; or make any loans to any of its directors, officers or employees, agents or consultants, or make any change in its existing borrowing or lending arrangements for or on behalf of any such persons pursuant to any employee benefit plan or otherwise;

(i)
Except as may be contemplated by the Merger Agreement, in the ordinary course of business consistent with past practices or to the extent required or advisable to comply with applicable law, not terminate or materially amend any Epolin employee benefit plans;

(j)	Not change in any material respect any of the accounting methods used by Epolin unless required by generally accepted accounting principles or applicable law;

(k)	Not enter into a material contact or amend, terminate or waive, release or assign any material rights or claims with respect to any material contract in any material respect;

(l)
Not settle (i) any suit, action, claim, proceeding or investigation that is disclosed in the Epolin’s reports filed with the SEC prior to the date of the Merger Agreement or (ii) any other suit, action, claim, proceeding or investigation;

(m)
Not make, revise, or amend any material tax election or settle or compromise any material federal, state, local, or foreign tax liability, change any material tax accounting period, change any material method of tax accounting, enter into any closing agreement relating to any material tax, file any amended tax return, file any tax return in a manner inconsistent with past practice, surrender any right to claim a material tax refund, or consent to any waiver or extension of the statute of limitations applicable to any material tax claim or assessment; and

(n)	Not enter into any contract, agreement, commitment or arrangement to do any of the foregoing.”

ITEM 8.   ADDITIONAL INFORMATION.

Item 8 is hereby amended and supplemented by inserting the following subsections after the subsection “New Jersey law”:

“New Jersey Industrial Site Recovery Act

The New Jersey Industrial Site Recovery Act, N.J.S.A. 13:1K-6 et seq.  (“ISRA”) requires an environmental investigation and remediation of properties prior to the sale of most manufacturing businesses or properties.  In anticipation of a potential sale or similar transaction involving Epolin, management engaged a Licensed Site Remediation Professional (“LSRP”) and special environmental counsel in the State of New Jersey.   Pursuant to ISRA, LSRPs will be responsible for the oversight of the environmental investigation and remediation on a site subject to ISRA compliance.  In anticipation of triggering ISRA, Epolin has conducted certain testing to date, including but not limited to obtaining soil and groundwater samples, and further testing and other related actions are expected to be done as part of this ongoing process.  Although Epolin does not anticipate such process will be complete prior to completion of the Offer and closing of the Merger, ISRA does permit closings to occur in these circumstances upon the filing with the New Jersey Department of Environmental Protection of a Remediation Certification, committing to the completion of any necessary remediation, as well as posting and filing a Remediation Funding Source.  These documents need to be certified by Epolin and the LSRP, which Epolin anticipates will be effected prior to completion of the Offer.

Golden Parachute Compensation

There is no compensation or other payment or benefit which will become due and payable to any of Epolin’s executive officers that is based on or otherwise relate to the Offer and the Merger which compensation (or other payment or benefit) is referred to as “golden parachute” compensation as described in Item 402(t) of Regulation S-K.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EPOLIN, INC.

Date: May 30, 2012	By:	/s/ James Ivchenko
Name: James Ivchenko
Title: President